Filed by Neenah, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Neenah, Inc.

Commission File No. 001-32240

The following letter was sent to all employees of Neenah, Inc. by Julie Schertell, President and Chief Executive Officer of Neenah, Inc., on March 28, 2022.

TO:	All Global Employees
DATE:	Monday, March 28, 2022, 7:01 AM
FROM:	Julie Schertell, President and CEO
SUBJECT:	Neenah and SWM Announces a Merger of Equals

Team,

Today marks an important milestone for our company, and I’m excited to share that this morning we announced that Neenah will be combining with Schweitzer-Mauduit International (SWM), a leading global performance materials company, in a merger-of-equals transaction to create a global leader in specialty materials with extensive scale and global reach.

The Right Partner at the Right Time

You may be familiar with SWM. They are headquartered just a few miles from Neenah’s headquarters in Alpharetta, Georgia, with operations across the U.S., Europe, Brazil, and China. What you might not know is that SWM shares many of the same values that guide us at Neenah, particularly our commitment to safety above all, building deep and meaningful customer relationships, and working together to find innovative solutions for customers and end-users.

Creating Possibilities for Everyone

While I’m proud of what we’ve achieved over the past few years, there’s a significant opportunity to bolster our strong position across our growth platforms. By bringing together two organizations with highly complementary technologies, geographies, and product portfolios in specialty materials, we will accelerate our growth and expand our scale and capabilities to better serve the evolving needs of our customers and create additional career development and advancement opportunities for employees.

While there are many details to be worked out, there are some details that we can share today. The combined business will be headquartered in Alpharetta, Georgia, like Neenah and SWM are today. I will serve as the President and CEO of the combined company, and we will select a new name at a later date. Additional details regarding organizational structure and leadership for the combined company will be developed and shared in the coming months.

Next Steps

In terms of bringing our businesses together, we will establish a Transformation Office which is a dedicated integration planning team of some of our talented employees from both companies. This team will be tasked with leading our integration planning efforts and ensuring we capture the value for our key stakeholders following the close of the transaction. The team will be led by an executive on my team to be named later and their focus will be to plan and execute the combined company’s synergies. We expect to share more details about the Transformation Office in the next few months.

You may be wondering, what does this mean for me? For starters, while there are significant complementary technologies, geographies, and customers, there is minimal direct overlap. Following closing, our business units will work together to accelerate growth in our current markets and extend into new ones, and our operations, R&D, and supply chain teams will work together with complementary technologies, assets, and geographies to drive new product development and supply chain efficiencies.

This is an exciting and transformative moment for Neenah, but it’s essential to remember that today is just the first step in this process. The transaction is expected to close in the second half of 2022. Until then, Neenah and SWM remain separate companies, and your roles, responsibilities, compensation, and benefits remain the same. In other words, it is business as usual for all of us, and the best way you can help is to stay focused on meeting our business objectives and providing exceptional support and service to our customers and partners.

Learn More

I know you’ll have questions about this announcement, and while we don’t have all the answers yet, I encourage you to join the Global Call scheduled for later today. You can also find commonly asked questions and answers attached to this email.

We expect this announcement to generate interest from people outside of our company. As always, we must speak with one voice. Should you receive inquiries from the media, please direct them to media@neenah.com. Investors or analysts should be directed to investors@neenah.com. In addition, unless you’ve explicitly been authorized to speak with an SWM employee as part of integration planning, you should not reach out to SWM employees.

Finally, on behalf of our Board of Directors and leadership team, I want to thank you for your continued dedication to Neenah. Your collective efforts have brought us to where we are today and will continue to be the driving force behind our future success.

Here’s to great things ahead,

/s/ Julie Schertell

Julie Schertell

President and CEO

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which SWM and Neenah operate and beliefs of and assumptions made by SWM management and Neenah management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of SWM, Neenah or the combined company. Words such as “believes,” “anticipates,” “expects,” “assumes,” “outlook,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of SWM or Neenah or their respective management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in SWM’s and Neenah’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of SWM and Neenah to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against SWM, Neenah or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by SWM shareholders and Neenah shareholders on the expected terms and schedule; difficulties and delays in integrating SWM and Neenah businesses; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm SWM’s or Neenah’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to SWM’s or Neenah’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; the substantial indebtedness SWM expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that SWM may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Neenah’s operations with those of SWM; failing to comply with the applicable laws or legal or regulatory developments; inflation, currency and interest rate fluctuations; the ability of SWM or Neenah to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including geopolitical events, wars, conflicts, illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; uncertainty as to the long-term value of the common stock of SWM following the merger, including the dilution caused by SWM’s issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which SWM and Neenah operate; and events beyond SWM’s or Neenah’s control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither SWM nor Neenah undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SWM’s and Neenah’s most recent annual reports on Form 10-K for the year ended December 31, 2021, and any material updates to these factors contained in any of SWM’s and Neenah’s future filings with the U.S. Securities and Exchange Commission (the “SEC”).

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

In connection with the proposed merger, SWM will file with the SEC a registration statement on Form S-4 to register the shares of SWM’s common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of SWM and Neenah seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SWM, NEENAH AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SWM at its website, www.swmintl.com, or from Neenah at its website, www.neenah.com. Documents filed with the SEC by SWM will be available free of charge by accessing SWM’s website at www.swmintl.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to SWM at 100 North Point Center East, Suite 600, Alpharetta, Georgia 30022, Attention: Investor Relations (1-800-514-0186), and documents filed with the SEC by Neenah will be available free of charge by accessing Neenah’s website at www.neenah.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Neenah at 3460 Preston Ridge Road, Alpharetta, Georgia 30005, Attention: Investor Relations: (678-566-6500).

Participants in the Solicitation

SWM and Neenah and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Neenah and SWM in connection with the proposed merger under the rules of the SEC. Information about SWM’s directors and executive officers is available in SWM’s proxy statement dated March 18, 2022 for its 2022 Annual Meeting of Shareholders. Information about Neenah’s directors and executive officers is available in Neenah’s proxy statement dated April 9, 2021 for its 2021 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from Neenah or SWM using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.